KIRKLAND LAKE GOLD INC.

UNAUDITED FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED JULY 31, 2006

(EXPRESSED IN CANADIAN DOLLARS)

The accompanying unaudited financial statements of Kirkland Lake Gold Inc. (the "Company") have been prepared by and are the responsibility of the Company's management.

These statements have been approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditor has not performed a review of these financials statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a reveiw of interim financials statements by an entity's auditor.

KIRKLAND LAKE GOLD INC.
Balance Sheet
(Unaudited)
As at July 31, 2006 and April 30, 2006

(expressed in Canadian dollars, except per share amounts)

	July 31	April 30
	2006	2006
Assets
Current assets
Cash and cash equivalents	$22,194,229	$9,411,925
Accounts receivable	988,446	2,729,475
Inventories (Note 4)	4,553,105	4,295,899
Prepaid expenses and deposits	223,020	70,250
	27,958,800	16,507,549
Security deposits (Note 3)	725,000	725,000
Mineral properties (Note 5)	31,607,865	29,986,447
Property, plant and equipment (Note 6)	11,846,325	11,504,100
Mine closure bonds	2,043,435	2,043,435
	$74,181,425	$60,766,531
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12(b))	$10,772,854	$9,702,880
Contingencies	150,000	150,000
Other liabilities	85,500	85,500
Asset retirement obligation	1,873,467	1,845,780
	12,881,821	11,784,160
Shareholders' Equity
Capital stock (Note 8)
Authorized
Unlimited common shares without par value
Issued	124,977,004	110,088,761
52,866,888 (2006 - 50,868,138) common shares
Options (Note 9) and (Note 2(b))	918,655	1,079,766
Warrants (Note 10)	879,467	-
Contributed surplus (Note 11)	2,803,822	2,797,768
Deficit	(68,279,344)	(64,983,924)
	61,299,604	48,982,371
	$74,181,425	$60,766,531
Operations, going concern and measurement uncertainty (Note 1)

Approved by the Board of Directors:

(signed) "Brian E. Bayley" Director	(signed) "Brian Hinchcliffe" Director

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Statements of Operations and Deficit
(Unaudited)
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars, except per share amounts)

	Three Month Period	Three Month Period
	Ended	Ended
	July 31	July 31
	2006	2005

Mining revenue	$8,517,052	$7,393,952

Operating expenses
Operating costs	8,094,549	10,460,243
Stock-based compensation for operational personnel	10,338	51,842
Amortization and depletion	818,822	566,432
Royalties	343,706	220,808
	9,267,415	11,299,325
Operating margin	(750,363)	(3,905,373)

Other expenses
General and administrative	733,070	222,816
Stock-based compensation for administrative personnel	28,637	105,154
Exploration	1,982,308	1,222,788
Interest and bank charges	19,229	28,909
Interest and other income	(218,187)	(82,827)
	2,545,057	1,496,840
Loss for the period	(3,295,420)	(5,402,213)
Deficit - beginning of period	(64,983,924)	(58,527,364)
Deficit - end of period	$(68,279,344)	$(63,929,577)

Basic and diluted loss per share	$(0.06)	$(0.12)
Weighted Average number of shares outstanding	52,367,173	45,516,828

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Statement of Cash Flows
(Unaudited)
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

	Three Month Period	Three Month Period
	Ended	Ended
	July 31	July 31
	2006	2005
Cash flows from operating activities
Loss for the period	$(3,295,420)	$(5,402,213)
Items not affecting cash
Amortization and depletion	818,822	566,432
Stock-based compensation	38,975	156,996
Asset Retirement Obligation	27,687	31,659
Changes in non-cash working capital items
Accounts receivable	1,741,029	212,511
Inventories	(257,206)	1,367,732
Prepaid expenses and deposits	(152,770)	(54,126)
Accounts payable and accrued liabilities	1,069,974	1,091,935
	(8,909)	(2,029,074)
Cash flows from financing activities
Net proceeds from issuance of capital stock	15,573,678	1,057,083
	15,573,678	1,057,083
Cash flows from (applied to) investing activities
Purchase of property, plant and equipment	(785,037)	(801,439)
Additions to mineral properties	(1,997,428)	(2,258,184)
	(2,782,465)	(3,059,623)
Increase (decrease) in cash and cash equivalents	12,782,304	(4,031,614)
Cash and cash equivalents - Beginning of period	9,411,925	8,632,547
Cash and cash equivalents - End of period	$22,194,229	$4,600,933

Supplemental cash flow information (Note 14)

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Operations
Kirkland Lake Gold Inc. (the company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001.

Going concern
These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of business as they come due.

At July 31, 2006, the company has working capital of $17.2 million and has committed to spend $1.1 million on eligible flow-through expenditures before December 31, 2006. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity or convertible debt instruments.

Management estimates that these funds, together with cash flow from targeted operations, will be sufficient to meet the company's obligations and capital expenditure plans for the coming year.

These financial statements do not include any adjustment to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and these adjustments could be material.

Measurement uncertainty

The Company's history of operating losses from mining operations has resulted in cumulative losses to July 31, 2006 of $68,279,344.

Management estimates, using a constant gold price of $625 per ounce and operating costs similar to historical costs incurred over the past year, that annual production of between 75,000 and 85,000 ounces of gold in fiscal 2007 and for each year thereafter would be required to cover costs of operations and estimated capital expenditures required for mining operations.

Gold price or Canadian/ U.S. dollar exchange rate movements, changes in the costs of labour and other costs or unforeseen production difficulties could impact on the ability of the Company to achieve its goals from operations. Aside from the prevailing favourable price of gold and available public information about prices achieved for purchase transactions involving other mineral properties, management has concluded that the carrying values of mineral properties and other mining assets is not impaired as a result of the Company’s success in:

      Realizing production improvements;
      Containing and reducing operating costs;
      Completing a number of significant capital investment projects;
      Achieving a threefold increase in proven and probable gold reserves to open up a number of high quality underground exploration targets.

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principals ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the company's audited financial statements including the notes thereto for the year ended April 30, 2006.

	(b)	STOCK-BASED COMPENSATION

The company has a stock option plan as described in note 9. Effective May 1, 2004, the company adopted the new accounting standard for stock-based compensation. The standard sets out a fair value approach that is required for all stock-based transactions. Prior to May 1, 2004, the company used the intrinsic value-based method to account for its employee stock incentive plan and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors. This change in policy has been applied retroactively without restatement of prior periods.

Stock-based compensation on options is recorded as an expense in the period the options are vested, based on the fair value estimated based on the Black-Scholes option pricing method.

3.	SECURITY DEPOSITS

The company’s short-term investments include $225,000 held as collateral to provide a letter of credit to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage, and $500,000 as a security deposit at the Royal Bank of Canada to cover payroll electronic file transfers.

4.	INVENTORIES

	JULY 31	APRIL 30
	2006	2006

Mine operating supplies	$1,032,169	$1,147,502
Gold in process	3,520,936	2,657,417
Surface stockpile	-	490,980
	$4,553,105	$4,295,899

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

5.	MINERAL PROPERTIES

	JULY 31	APRIL 30
	2006	2006
Balance - Beginning of period	$29,986,447	$20,227,298
Additions:
Development costs	1,997,428	11,867,437
Depletion	(376,010)	(2,108,288)
Balance - End of period	$31,607,865	$29,986,447

		ACCUMULATED	JULY 31	APRIL 30
	COST	AMORTIZATION	2006	2006
Acquisition allocation	$795,648	$114,796	$680,852	$688,935
Underground	31,396,975	3,218,330	28,178,645	26,516,153
development
Underground pumping	2,050,942	287,216	1,763,726	1,784,666
Mill & surface facilities	149,371	21,631	127,740	129,617
Lakeshore property	1,000,411	143,509	856,902	867,076
	$35,393,347	$3,785,482	$31,607,865	$29,986,447

6.	PROPERTY, PLANT AND EQUIPMENT

		ACCUMULATED	JULY 31
	COST	AMORTIZATION	2006
			NET

Computer equipment	$473,904	$327,521	$146,383
Mine and mill equipment	15,901,982	4,760,377	11,141,605
Vehicles	115,957	61,931	54,026
Buildings	688,926	184,615	504,311
	$17,180,769	$5,334,444	$11,846,325

		ACCUMULATED	APRIL 30
	COST	AMORTIZATION	2006
			NET

Computer equipment	$433,471	$298,532	$134,939
Mine and mill equipment	15,227,406	4,438,354	10,789,052
Vehicles	115,957	56,132	59,825
Buildings	688,926	168,642	520,284
	$16,465,760	$4,961,660	$11,504,100

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

7.	ASSET RETIREMENT OBLIGATION

The company has assumed responsibility for the reclamation and site restoration plans originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with the all the Kirkland Lake properties. The estimated total costs of reclamation and site restoration at July 31, 2006 are $2,711,670 and financial assurance has been provided to the MNDM by way of mine closure bonds in the amount of $2,043,435.

A reconciliation for asset retirement obligations is as follows:

	JULY 31	APRIL 30
	2006	2006
Balance - Beginning of year	$1,845,780	$2,110,583
Revision to timing of estimate mining life	-	(391,438)
Accretion	27,687	126,635
Balance - End of period	$1,873,467	$1,845,780

There were no liabilities incurred or settled during 2007 and 2006.

The provision for asset retirement obligations is based on the following key assumptions.

•	The total undiscounted cash flow as at April 30, 2007 is $2,711,670.
•	The expected settlement to be in 2016.
•	A credit adjusted risk free rate at which the estimated payments have been discounted of 6%.
•	An inflation rate of 2%.

8.	CAPITAL STOCK

	Number of	Stated
	shares	value
Balance - Beginning of period	50,868,138	$110,088,761
Exercise of options (Note 9)	205,250	654,370
Private placements	1,793,500	16,500,200
Share issuance costs	-	(1,386,860)
Share proceeds allocated to warrants	-	(879,467)
Balance - End of period	52,866,888	$124,977,004

On May 24 and 25, 2006, the company completed a private placement of 1,793,500 units at a price of $9.20 per unit totalling $16,500,200 ($15,113,340 net). Each unit consisted of one common share and one-half of a share purchase warrant. 271,750 warrants are exercisable until May 24, 2007 and 625,000 warrants are exercisable until May 25, 2007 at a price of $10.50 per share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $879,467.

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

9.	OPTIONS

The company has adopted a stock option plan. The plan allows the company to grant options to directors, senior officers and employees of or consultants to the company and its subsidiaries or employees of a corporation providing management services to the company. The aggregate number of shares which may be subject to issuance pursuant to options granted under this plan is 3,500,000 shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option. Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America. Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the company to issue options for terms of five years.

The change in stock options issued during the quarter ended July 31, 2006 are as follows:

		Weighted
	Number of shares	average exercise
		price
Options outstanding - May 1	737,124	$2.87
Exercised	(205,250)	2.24
Forfeited	(2,500)	4.70
Options outstanding - July 31	529,374	$3.10

Options exercisable - July 31	427,374	$1.54

The following table summarizes information about stock options outstanding and exercisable at July 31, 2006:

			Outstanding	Exercisable
			options weighted	options weighted
			average	average
	Options	Options	remaining life	remaining life
Exercise price	outstanding	exercisable	(years)	(years)
1.35	120,000	120,000	0.04	0.05
1.60	1,124	1,124	0.01	0.01
2.20	99,750	99,750	0.27	0.34
2.45	35,000	35,000	0.06	0.06
2.80	10,000	10,000	0.04	0.05
3.95	124,000	124,000	0.54	0.67
4.70	139,500	37,500	0.83	0.28
1.35 - 4.70	529,374	427,374	1.78	1.46

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

9.	OPTIONS (CONT'D)

The company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Compensation costs for all grants under the employee stock option plan have been determined by the fair value method. Compensation expense recorded for the three months ended July 31, 2006 was $38,975.

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	JULY 31	APRIL 30
	2006	2006
Expected life of options	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 4%
Expected stock price volatility	50	50
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

For the period ended July 31, 2006, the value ascribed to unexercised options recorded as a component of shareholders' equity is as follows:

	JULY 31	APRIL 30
	2006	2006
Balance - Beginning of period as restated	$1,079,766	$1,184,062
Accretion of options granted	38,975	365,440
Exercise of options	(194,032)	(456,217)
Options forfeited	(6,054)	(13,519)
Balance - End of period	$918,655	$1,079,766

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

10.	WARRANTS

The changes in warrants outstanding are as follows:

		Weighted
		average
	Number of	exercise
	shares	price
Warrants outstanding - May 1, 2006	4,323,647	$3.88
Granted	199,386	-
Exercised	(227,837)	2.18
Warrants outstanding - July 31, 2006	4,295,196	$3.97

	JULY 31	APRIL 30
	2006	2006
Balance - Beginning of period	$-	$3,841,480
Unit proceeds allocated to warrants	-	-
Agents warrants issued in private placements	879,467	517,559
Exercise of warrants	-	(1,735,548)
Expiry of warrants	-	(2,623,491)
Balance - End of period	$879,467	$-

11.	CONTRIBUTED SURPLUS

	JULY 31	APRIL 30
	2006	2006
Balance - Beginning of period	$2,797,768	$160,755

Forfeited options	6,054	13,519
Forfeited warrants	-	2,623,494
Balance - End of period	$2,803,822	$2,797,768

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
Notes to Financial Statements
For the three months ended July 31, 2006 and 2005

(expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the period:

(a) The company paid office facilities and administration services in the amount of $10,500 (2006 - $10,500) to a company related by directors in common.

(b) At July 31, 2006, accounts payable included $4,000 (2006 - $nil) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13.	SEGMENTED INFORMATION

The company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the periods ended July 31, 2006 and 2005 all of the company's capital assets, revenues earned and operations were in Canada.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended July 31, 2004 and 2003, the company conducted non-cash financing and investing activities as follows:

	JULY 31	JULY 31
	2006	2005
Warrants issued as convertible loans financing costs	$879,467	$-

15.	SUBSEQUENT EVENTS

(a) On August 30, 2006, the company received $500,000 back from the Royal Bank of Canada which was held as a security deposit to cover payroll electronic file transfers.

See accompanying notes to interim financial statements.